

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4561

November 22, 2016

Mr. Alex Vetter
Chief Executive Officer
Cars.com Inc.
175 West Jackson Boulevard
Chicago, IL 60604

  **Re: Cars.com Inc.
    Amendment No. 1 to Registration Statement on Form 10-12B
    Filed November 2, 2016
    File No. 001-37869**

Dear Mr. Vetter:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 4, 2016.

Exhibit 99.1 – Information Statement

General

1. We have reviewed the supplemental information provided in response to prior comment
  2. Please disclose that the report by DATALOGIX was commissioned by the Company.

Information Statement Summary

Cars.com Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 69

2.   We note your response to prior comment 3. Please tell us what consideration you gave to disclosing the monthly number of unique visitors for each of the periods you present in the MD&A.

3.   We note the revisions made in response to prior comments 6 and 7. Please further revise to quantify how the items identified have contributed to your historical performance and are expected to impact future results, to the extent reasonably available. For example, quantify the impact of the higher-than-usual migration of customers away from product enhancement packages or from your solutions more generally and consumers' continued shift to mobile devices and to social media. Refer to Section III.B.3 of SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Notes to Financial Statements

Note 2 – Summary of significant accounting policies

Income taxes, page F-23

4.   We are continuing to consider your responses to prior comments 17 and 18.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Victor Goldfeld, Esq.
        Wachtell, Lipton, Rosen & Katz